SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No        X

UPM-Kymmene Corporation Company Announcement October 15, 2007 at 13:00

Higher wood costs pressure UPM’s result in Q3

Due to the rise in costs, particularly wood costs, and the strengthened euro, UPM’s operating profit excluding special items will be somewhat below the 2006 level in the third quarter 2007.

However, for the full year 2007 the Group operating profit excluding special items is forecast to exceed that of 2006. Paper deliveries in Q3 have materialised according to the second quarter outlook.

UPM will publish its January-September Interim Report on October 30, 2007 approximately at 12:00 (Finnish time).

For more information, please contact:

Mr Jyrki Salo, CFO, UPM, tel. +358 204 15 0011

Mr Olavi Kauppila, Senior Vice President, Investor Relations, UPM,

tel. +358 204 15 0658

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations